Mail Stop 6010


	February 22, 2006


CT Corporation System
Agent for service for
ASAT Holdings Limited
111 Eighth Avenue
New York, New York 10011

      Re:	ASAT Holdings Limited
	Registration Statement on Form F-1
      Filed January 27, 2006
	File No. 333-131331

To Whom It May Concern:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your press release dated October 31, 2005, which is available on your web site at http://www.asat.com/news/pressreleases05.php, announcing the closing of a private placement and referencing your plans to engage in this registered rights offering. Tell us how this press release is consistent with Section 5 of the Securities Act.

2. Please confirm that you meet the eligibility requirements for incorporation by reference set forth in General Instruction VI to Form F-1. We note, for example, that you checked the box on your Form 20-F indicating you had not filed all reports "required to be filed by Section 13 or 15(d) . . . during the preceding 12 months
.. .
.. ."

Form F-1 Cover Page

3. If the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415, please check the appropriate box on this page and add the appropriate undertakings to
Part II of the registration statement.

Questions and Answers About the Rights Offering, page iii

4. Expand to address the approximate number of security holders you have and the number that will not be able to participate due to the minimum equity ownership amount (1,850 ordinary shares or 370
ADSs).
Explain the purpose for this minimum.

Why are you engaging in a rights offering?, page iii

5. If you have reasons for engaging in the rights offering other than your stated "primary" purpose, please disclose them.

6. We note that this offering will allow holders to "restore a portion, although not all, of their proportionate interest ...."
Expand to quantify.

How were the subscription price for the units ..., page iv

7. In a separate Q&A, compare and quantify the arrangement fees and other benefits the private investors received compared to investors in this offering.

If I am a holder with a foreign address . . ., page v

8. Revise your disclosure to identify the jurisdictions in which you believe distributing rights would be deemed unlawful. Also disclose the number of shares held in those jurisdictions. Tell us whether your decision not to distribute rights to shareholders in these jurisdictions was considered when you calculated the maximum number of units to register in this offering.

Will I be charged a sales commission or a fee . . .?, page v

9. Disclose the fee under the deposit agreement that the depositary may charge ADS holders to convert units received in the rights offering into ADSs. For example, if the deposit agreement permits the depositary to charge a fee of $5.00 per 100 ADSs, and, under the rights offering, an ADS holder is entitled to receive 1 unit for every 370 ADSs owned, then it appears that the depositary may charge
$18.50 to convert each unit received in the rights offering into ADSs.

What is the Board of Directors` recommendation . . ., page vi

10. Please disclose the aggregate percentage of your outstanding ordinary shares beneficially owned by your officers and directors, and quantify the approximate number of ordinary shares that would be sold to these parties, assuming all rights are exercised and securities converted into your ordinary shares.

After I exercise my rights, can I change my mind and cancel my purchase?, page vii

11. We note your disclosure on page 52 regarding your ability to amend or modify the terms of the rights offering. Please disclose here and elsewhere in the prospectus, as appropriate, whether rights holders who have exercised prior to your amendment of the offering terms may subsequently revoke their exercise.

What are the Series A Preferred Shares?, page vii

12. Include in your summary disclosure regarding limits on the transferability of the Series A Preferred Stock.

What happens if the rights offering is not fully subscribed?, page vii

13. Please expand your disclosure to explain more fully how you would distribute unexercised rights. For instance, indicate whether unexercised rights would be offered pro-rata to holders who exercised their initial rights, whether you would have one or multiple rounds of subsequent offers with subsequent subscription periods, etc.

The Rights Offering, page 6

Terms of the Series A Preferred Shares, page 8

Dividends, page 8

14. Summarize the limitations on your ability to pay dividends pursuant to the terms of your debt instruments.

Risk Factors, page 9

The financing commitments under our purchase money loan agreement
.. .
.., page 13

15. Regarding the second tranche of funding under the purchase money loan facility, disclose those conditions that you believe are outside of your control.

We rely on the development and perfection of ownership interests .
..
.., page 24

16. Disclose that China does not protect a company`s intellectual property to the same extent as does the United States.

Judgments against us may be difficult or impossible to enforce. .
..,
page 35

17. Disclose that any judgments obtained in the U.S. against you, including judgments predicated on the civil liability provisions of the U.S. federal securities laws, may not be collectible within the
U.S.

Use of Proceeds, page 38

18. Please reconcile your disclosure here and on page 6 with your disclosure on page 36. Disclose the amount of proceeds (at each level of exercise identified in the table) that you plan to use for the repayment of debt and provide the disclosure required by Item 3.C.4. of Form 20-F.

Expiration of the Rights Offering, Extensions and Amendments, page
52

19. We note your statement that you may extend duration of the rights offering. Please revise here and elsewhere in your prospectus where similar disclosure appears to include the latest date to which the offering may be extended.

Conditions to this Rights Offering, page 52

20. Please revise your disclosure to provide the approximate length of time it will take for funds to be returned to subscribing shareholders if the offering is canceled and how you would notify rights holders of a cancellation.

Tax Considerations, page 68

21. Please file a tax opinion as an exhibit, as required by Item 601(b)(8) of Regulation S-K, and expand this section to identify counsel and make clear that the discussion constitutes counsel`s opinion as to the material federal income tax consequences. The discussion should also address any federal income tax consequences that result from the receipt of the rights. We may have further comments once the disclosure is revised to clearly explain the material federal income tax consequences, and compliance is made with this comment.

Exhibits

22. We may have further comment after you file the legal opinions and other documents to be filed as amendment.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,



Peggy Fisher
Assistant Director

cc (via fax):  	John A. Fore, Esq. - Wilson Sonsini Goodrich &
Rosati
	Kathleen D. Rothman, Esq. -- Wilson Sonsini Goodrich & Rosati
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ASAT Holdings Limited
February 22, 2006
Page 1